

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 13, 2006

Mr. Lee E. Beckelman
Chief Financial Officer, Hanover Compressor Co.
12001 North Houston Rosslyn
Houston, TX 77086

Re: Hanover Compressor Company;
Hanover Compression Limited Partnership;
Hanover Equipment Trust 2001A;
Hanover Equipment Trust 2001B
Form 10-K for the fiscal year ended December 31, 2005
File Nos. 1-13071; 1-31934; 333-75814; 333-75818

Dear Mr. Beckelman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or Jennifer Thompson, Staff Accountant at (202) 551-3737, or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief